

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via Email
Sam Adrangi
Portfolio Manager
Kerrisdale Capital Management, LLC
1212 Avenue of the Americas. 3rd Floor
New York, NY 10036

> **Re: Morgans Hotel Group**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2014 by Kerrisdale Advisers LLC, et al.**
> **File No. 001-33738**

Dear Mr. Adrangi:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Kerrisdale Capital Management, LLC has been improperly identified on the cover page of Schedule 14A. Please revise to remove the extra reference to "Management."

2. We noticed the reference to "interested strategic buyers." Please revise to remove the implication that, as a matter of fact, strategic buyers have expressed a current interest in acquiring Morgans, or advise.

Important Notice Regarding the Availability of Proxy Materials…, page 2

3. We noticed that the proxy statement and the proxy card may be available at a dedicated website. Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

Reasons for the Solicitation, page 5

4. The disclosure that the current Board "has reduced the level of...communications" was not evidenced by the second and third examples offered given that no prior level of communications or measurable level of transparency could reasonably have been cited in support of such assertion. For this statement and others that have been represented as statements of fact, revise to provide the reasonable factual foundation or delete the assertions.

Proposal 1: Election of Directors…, page 9

5. We noticed the disclosure that "[i]f elected, the Nominees will represent a majority of the members of the Board." Advise us, with a view toward revised disclosure, whether the successful election of at least five of the Kerrisdale nominees in and of itself could result in any of the potential severance and/or change of control payments disclosed in the registrant's proxy statement being made to any of the registrant's officers or directors.

6. We noticed the statement that, "[o]ther than as stated herein, [ ] there are no arrangements or understandings between members of Kerrisdale and any of the Nominees…" Advise us, with a view toward revised disclosure, whether or not any arrangement or understanding exists with respect to the registrant and any of its nominees regarding indemnification or otherwise pursuant to which such person may be selected as an officer. Refer to Item 7 of Schedule 14A and Item 401(b) of Regulation S-K.

7. Revise the disclosure to make clearer that execution of the participants' proxy card will result in an inability to vote for two of director positions for which only the registrant is soliciting and is lawfully permitted to solicit votes. In addition, briefly explain how those two board positions will be filled notwithstanding the related disclosure regarding plurality voting.

Solicitation of Proxies, page 17

8. Item 4(b) of Schedule 14A requires disclosure of costs "in connection with the solicitation." Instruction 1 to this requirement indicates that such costs include "fees for attorneys…and other costs incidental to the solicitation." Advise us, with a view towards disclosure, whether or not the legal fees being paid have been included within the estimated costs to be disclosed.

Additional Participant Information, page 17

9. In light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A. Alternatively, please remove the potential impression that such a conviction could exist given the qualifying language that indicates the existing representation is qualified by the reference to "[e]xcept as set forth in this Proxy Statement (including the Schedules hereto)…"

Schedule I

10. We noticed the transaction history regarding securities trades within the past two years was limited to a single participant. This disclosure only provides an itemization of the transactions undertaken by Kerrisdale Partners Master Fund Ltd. Please confirm that no other participant had any securities transactions to report under Item 5(b) or revise.

Form of Proxy

11. Disclosure has been made regarding Kerrisdale's reservation of a right to vote for substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are already aware that the introduction of any substitute nominees would be inconsistent with the registrant's bylaws. To the extent no nominee could be lawfully introduced at this stage of the solicitation, please revise to remove any implication that the potential exists for the proxy holders to vote for substitute nominees or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please be advised that our Enforcement Division has access to all information provided in response to our comments. In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
        Andrew M. Freedman, Esq.
        Olshan Frome Wolosky LLP